                                                     Registration No. 333 -

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549
                                    FORM S-6
               FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                    OF SECURITIES OF UNIT INVESTMENT TRUSTS
                           REGISTERED ON FORM N-8B-2

                AMERICAN NATIONAL VARIABLE LIFE SEPARATE ACCOUNT
                             (Exact Name of Trust)

                      AMERICAN NATIONAL INSURANCE COMPANY
                           (Exact Name of Depositor)

                                One Moody Plaza
                            Galveston, Texas  77550
         (Complete Address of Depositor's Principal Executive Offices)

Rex D. Hemme                                    Jerry L. Adams
Vice President, Actuary                   Greer, Herz & Adams, L.L.P.
American National                  With copy to:  One Moody Plaza, 18th Floor
Insurance Company                            Galveston, Texas 77550
One Moody Plaza
Galveston, Texas  77550
(Name and Address of Agent for Service)

=================================================================
Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

Securities being offered: Variable Universal Life Insurance Policies.
=================================================================

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                AMERICAN NATIONAL VARIABLE LIFE SEPARATE ACCOUNT

                             CROSS REFERENCE SHEET

Item Number in Form N-8B-2  Caption in Prospectus

     1                        Cover Page
     2                        Cover Page
     3                        Safekeeping of the Separate Account's Assets
     4                        Distributor of the Policies
     5                        American National Insurance Company and the
                              Separate Account
     6                        American National Insurance Company and the
                              Separate Account
     7                        Not Applicable
     8                        Not Applicable
     9                        Legal Proceedings

     10 American National Insurance Company and the Separate Account; Allocation of Premium and Accumulation Value; Distributions; Charges and Deductions; General Provisions; Voting Rights

     11                       American National Insurance Company and the
                              Separate Account; Fixed Account
     12                       Cover Page; Summary; American National Insurance
                              Company and the Separate Account
     13                       Summary; Charges and Deductions

     14                       The Policy; Allocation of Premium and
                              Accumulation Value
     15                       Allocation of Premium and Accumulation Value
     16                       American National Insurance Company and the
                              Separate Account; Allocation of Premium and
                              Accumulation Value
     17                       The Policy; Distributions
     18                       American National Insurance Company and the
                              Separate Account; Fixed Account; The Policy;
                              Allocation of Premium and Accumulation Value;
                              General Provisions
     19                       Safekeeping of the Separate Account's Assets
     20                       Not Applicable
     21                       Distributions
     22                       Not Applicable
     23                       Not Applicable
     24                       Not Applicable
     25                       American National Insurance Company and the
                              Separate Account
     26                       Summary; Americna National Insurance Company
                              and the Separate Account; Charges and Deductions
     27                       American National Insurance Company and the
                              Separate Account
     28                       American National Insurance Company and the
                              Separate Account; Senior Executive Officers and
                              Directors American National Insurance Company
     29                       American National Insurance Company and the
                              Separate Account
     30                       American National Insurance Company and the
                              Separate Account
     31                       Not Applicable
     32                       Not Applicable
     33                       Not Applicable
     34                       Not Applicable
     35                       American National Insurance Company and the
                              Separate Account
     36                       Not Applicable
     37                       Not Applicable
     38                       Distributor of the Policies
     39                       Distributor of the Policies
     40                       American National Insurance Company and the
                              Separate Account; Distributor of the Policies
     41                       Distributor of the Policies
     42                       Not Applicable
     43                       Not Applicable
     44                       Allocation of Premium and Accumulation Value
     45                       Not Applicable

     46                       American National Insurance Company and the
                              Separate Account; Allocation of Premium and
                              Accumulation Value
     47                       American National Insurance Company and the
                              Separate Account; Allocation of Premium and
                              Accumulation Value
     48                       Safekeeping of the Separate Account's Assets
     49                       Not Applicable
     50                       American National Insurance Company and the
                              Separate Account
     51                       Summary; The Policy; Allocation of Premiums and
                              Accumulation Value; Charges and Deductions
     52                       American National Insurance Company and the
                              Separate Account
     53                       Federal Tax Matters
     54                       Not Applicable
     55                       Appendix - Illustration of Death Benefits and
                              Accumulation Values
     56                       Not Applicable
     57                       Not Applicable
     58                       Not Applicable
     59                       Financial Statements

                          UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                              RULE 484 UNDERTAKING

     Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                 REPRESENTATION PURSUANT TO SECTION 26(e)(2)(A)

     [The representation required by Section 26(e)(2)(A) of the Investment Company Act of 1940 will be included in a pre-effective amendment.]

                       CONTENTS OF REGISTRATION STATEMENT

     This Registration Statement comprises the following papers and documents:

     The facing sheet.
     The cross reference sheet
     The prospectus consisting of 52 pages.
     Undertaking to file reports.
     Rule 484 undertaking.
     Representation pursuant to Section 26(e)(2)(A).
     Signatures.
     Written Consents (to be filed by pre-effective amendment).
     The following exhibits, corresponding to those required by the instructions as to exhibits in Form N-8B-2:

(1)  Form of Resolution of the Board
     of Directors of American National



     Insurance Company authorizing
     establishment of American National
     Variable Life Separate Account....................  Attached hereto as
                                                         Exhibit "1"

(2)  Not Applicable

(3)  (a)  Distribution and Administrative
          Services Agreement...........................  Attached hereto as Exhibit "3a"

     (b)  Not Applicable

     (c)  Schedule of Sales Commissions................  To be filed by pre-effective amendment

(4)  Not Applicable

(5)  Flexible Premium Variable Life
     Insurance Policy .................................  Attached hereto as Exhibit "5"

(6)  Articles of Incorporation of
     American National Insurance Company...............  Attached hereto as Exhibit "6a"

     By-laws of American National
     Insurance Company.................................  Attached hereto as Exhibit "6b"

(7)  Not Applicable

(8)  Form of American National Investment
     Accounts, Inc. Fund Participation
     Agreement.........................................  Attached hereto as Exhibit "8a"

     Form of Variable Insurance Products Fund
     Fund Participation Agreement......................  Attached hereto as Exhibit "8b"

     Form of Variable Insurance Products Fund II
     Fund Participation Agreement......................  Attached hereto as Exhibit "8c"

     Form of Variable Insurance Products Fund III
     Fund Participation Agreement......................  Attached hereto as Exhibit "8d"

     Form of T. Rowe Price Fund
     Participation Agreement...........................  Attached hereto as Exhibit "8e"

     Form of MFS Variable Insurance Trust
     Participation Agreement...........................  Attached hereto as Exhibit "8f"


     Form of Insurance Series
     Participation Agreement...........................  Attached hereto as Exhibit "8g"

     Form of Van Eck Worldwide Insurance Trust
     Participation Agreement...........................  Attached hereto as Exhibit "8h"

     Form of Lazard Retirement Series, Inc.
     Participation Agreement...........................  Attached hereto as Exhibit "8i"

(9)  Not Applicable

(10) Application Form..................................  To be filed by pre-effective amendment

(11) Independent Auditors' Consent.....................  To be filed by pre-effective amendment

(12) Opinion of Counsel................................  To be filed by pre-effective amendment

(13) Consent of Counsel................................  To be filed by pre-effective amendment

(14) Actuarial Opinion.................................  To be filed by pre-effective amendment

(15) Procedures Memorandum Pursuant to
     Rule 6e-3(T)(b)(12)(iii)..........................  To be filed by pre-effective amendment

(27) Financial Data Schedule...........................  To be filed by pre-effective amendment

                                   SIGNATURES

     As required by the Securities Act of 1933, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Galveston, and
the State of Texas on the       day of April, 1998.

                             AMERICAN NATIONAL VARIABLE LIFE SEPARATE ACCOUNT (Registrant)

                              By:   AMERICAN NATIONAL INSURANCE COMPANY

                                    By: /s/ Robert L. Moody
                                       ---------------------------------------
                                       Robert L. Moody, Chairman of the Board,
                                       President and Chief Executive Officer

                             AMERICAN NATIONAL INSURANCE COMPANY
                             (Depositor)


                              By: /s/ Robert L. Moody
                                 ---------------------------------------------
                              Robert L. Moody, Chairman of the Board, President and Chief Executive Officer

ATTEST:


/s/ Vincent B. Soler, Jr.
----------------------------------------
Vincent E. Soler, Jr.
Vice President, Secretary and Treasurer

     As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in their capacities and on the dates indicated:

Signature                            Title                        Date

/s/ Michael W. McCroskey                                          4-24-98
--------------------        Executive Vice President -        ______________
Michael W. McCroskey        Investments (Principal Financial
                            Officer)
/s/ Stephen B. Pavlicek                                           4-24-98
--------------------        Vice President and Controller     ______________
Stephen B. Pavlicek         (Principal Accounting
                            Officer)

Signature                        Title                           Date

/s/ Robert L. Moody                                             4-24-98
------------------------    Chairman of the Board,           ________________
Robert L. Moody             Director, President and Chief
                            Executive Officer



------------------------    Director                         ________________
G. Richard Ferdinandtsen


/s/ Irwin M. Herz, Jr.                                            4-24-98
------------------------    Director                         ________________
Irwin M. Herz, Jr.


/s/ R. Eugene Lucas                                               4-24-98
------------------------    Director                         ________________
R. Eugene Lucas



------------------------    Director                         ________________
E. Douglas McLeod



------------------------    Director                         ________________
Frances Anne Moody



------------------------    Director                         ________________
Russell S. Moody


/s/ W.L. Moody IV                                               4-24-98
------------------------    Director                         ________________
W. L. Moody IV


/s/ Joe Max Taylor                                               4-24-98
------------------------    Director                         ________________
Joe Max Taylor